EXHIBIT 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1     Name and Address of Company

Detour Gold Corporation
Royal Bank Plaza, North Tower
200 Bay Street, Suite 2040
Toronto, Ontario
M5J 2J1

Item 2     Date of Material Change

December 11, 2007

Item 3     News Release

A press release with respect to the material change described herein was issued on December 11, 2007 and filed on SEDAR.

Item 4     Summary of Material Change

Detour Gold Corporation announced on December 11, 2007 an updated National Instrument 43-101 compliant mineral resource estimate for its Detour Lake project in northern Ontario.

Item 5     Full Description of Material Change

Detour Gold Corporation (the "Company" or "Detour Gold") announced on December 11, 2007 an updated National Instrument 43-101 compliant mineral resource estimate for its Detour Lake project in northern Ontario.

Since its December 2006 mineral resource estimate, approximately 50,000 metres of diamond drilling (Phase I) was completed in the first half of 2007 and has resulted in a 243% increase in measured and indicated gold resources from 1.4 million ounces to 4.8 million ounces while inferred resources have increased 50% from 2.0 million ounces to 3.0 million ounces.

Based on a gold price of US$575 per ounce (equivalent to a cut-off grade of 0.64 g/t gold), the open pit resources are as follows:

Resource Category	Tonnes (millions)	Grade Capped at 20 g/t Au (g/t Au)	Gold Ounces (capped) (000's)
Measured	19.7	1.93	1,221
Indicated	70.2	1.60	3,610
Total (M&I)	89.9	1.67	4,831
Inferred	63.3	1.49	3,025
Refer to notes under resource table on page 2

The mineral resource increase is largely due to:

  49,322 metres of diamond drilling in the West Pit and Gap Zone areas of the deposit;

  Discovery of additional mineralized zones in the hanging wall, north of the known 200 metre wide corridor;

  Addition of previously known mineralization that was not mined by Placer Dome into the new pit shell (below the previous 2006 US$450 pit shells); and

  Gold price increase from US$450 to US$575 per ounce.

The Detour Lake deposit has been traced over a strike length of 2.5 kilometres along the east-west Sunday Lake Deformation Zone ("SLDZ"). Excellent potential for additional mineralization exists along strike (west of the Calcite Zone and east of the West Pit) over a total distance of 10 kilometres on Detour Gold's property. The mineralized system is also open to the north, in the hanging wall outside of the 200 metre wide corridor.

The mineral resource estimate using different cut-off grades, based on gold prices of US$450, US$575 (base case), and US$700 per ounce is:

		Measured Category		Indicated Category		Measured and Indicated Categories			Inferred Category
Gold Price/Oz US$	Cut-off Grade (g/t Au)	Tonnes (millions)	Grade (g/t Au)	Tonnes (millions)	Grade (g/t Au)	Tonnes (millions)	Grade (g/t Au)	Gold Ounces (000's)	Tonnes (millions)	Grade (g/t Au)	Gold Ounces (000's)
$450	0.81	13.2	2.19	45.5	1.80	58.7	1.89	3,563	38.9	1.70	2,127
$575	0.64	19.7	1.93	70.2	1.60	89.9	1.67	4,831	63.3	1.49	3,025
$700	0.52	26.7	1.74	96.8	1.44	123.4	1.51	5,978	93.5	1.33	3,997

Notes:

(1)   The mineral resources are classified as measured, indicated and inferred, and comply with the CIM mineral resource definitions referenced in National Instrument 43-101.

(2)   Base case assumes a gold price of US$575/oz gold and $US exchange rate of $1.12.

(3)   Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(4)   The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured resource category.

Mineral Resource Estimate Method

The mineral resource estimate is based on the concept of a large-scale open pit operating at a rate of approximately 20,000 tonnes per day. All mineral resources are contained within a Lerchs Grossman optimized pit shell using mine cost parameters (see below) to generate a preliminary in-pit mineral resource that Detour Gold believes can be economically extracted. Pit walls are projected at 50 degrees. Current projection of the strip ratio is 6.1:1, based on the cut-off grade of 0.64 g/t gold. The mineral resources within the pit are estimated assuming a minimum five (5) metre mining width. Gold assays are capped at 20 g/t.

Assumed costs to establish the cut-off grade, based on a gold price of US$575 per ounce, are $8.25/t for milling, $1.75/t for ore mining, $1.50/t for waste mining and $2.00/t for general and administration (G&A), with mill recoveries of 91%. All the projected cost and recovery figures should be considered preliminary and subject to a high degree of risk.

Additional information:

  The database used for the current mineral resource estimate comprised a total of 533,721 metres of drilling (4,911 holes) obtained from surface and underground historical drilling and from approximately 49,322 metres of drilling (134 holes) completed and assayed by Detour Gold as of the end of October 2007 (Phase I).

  Raw assays were capped at 20 g/t Au, prior to 1 metre down-hole compositing.

  Inverse Distance, Power of 3 (ID3) was used for the mineral resource estimate with a block size of 5x5x5 metres.

  Measured (0 to 7.5 metres search ellipse distance) and Indicated (7.5 to 20 metres distance) categories required a minimum of three (3) holes to establish continuity. The remaining estimates (from 20 to 40 metres maximum distance) were classified as Inferred.

  The December 2006 near-surface mineral resource estimate contained 1.4 million ounces of gold in the indicated category (20.0 million tonnes grading 2.14 g/t) and 2.0 million ounces of gold in the inferred category (35.4 million tonnes grading 1.80 g/t), using a US$450 per ounce gold price and a cut-off grade of 0.85 g/t gold. It was contained within two Lerchs Grossman open pit designs (West Pit and Calcite Zone), located in the area of the former Detour Lake mine, which produced 1.8 million ounces of gold from 1983 to 1999.

Timeline

  Release of ongoing Phase II drill results over the next six months;

  Next mineral resource update in mid-2008; and

  Completion of feasibility study by end of 2008.

NI 43-101 Compliant Report

The updated mineral resource estimate was prepared for the Company by Thon Consulting and audited by Michael W. Kociumbas, P.Geo.,Vice-President of Watts, Griffis and McOuat Limited ("WGM"), Consulting Geologists and Engineers, based in Toronto, Canada. Both Mr. Kociumbas and WGM are considered as independent Qualified Person(s) with respect to the Company's mineral properties in accordance with NI 43-101 regulations. Mr. Kociumbas has reviewed and approved the current resource estimate content of this news release and is preparing a NI 43-101 technical report to be filed within 45 days of today's release.

Quality Assurance and Quality Control ("QA/QC") Program

Detour Gold's exploration program is being managed by Project Manager, Mr. Roger Aubertin, P.Eng., a Qualified Person within the meaning of National Instrument 43-101. Mr. Aubertin has verified and approved the information disclosed in this release. The Company has put in place a rigorous QA/QC program using best industry practices, which was reviewed and approved by Lynda Bloom, P.Geo., President of Analytical Solutions Ltd. For additional information on Quality Assurance and Quality Control, refer to the press release dated April 11, 2007.

Item 6     Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7     Omitted Information

Not applicable.

Item 8     Executive Officer

For further information contact Gerald Panneton, President and CEO of Detour Gold Corporation at (416) 304-0800.

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario, this 13th day of December, 2007.

DETOUR GOLD CORPORATION

     "Gerald Panneton"
By:   Gerald Panneton
        President and CEO